TIDAL TRUST III 485BPOS

Exhibit 99(p)(xvii)

CODE OF ETHICS

PEO Partners, LLC

December 11, 2024

This Code of Ethics (“Code”) is the sole property of PEO Partners, LLC and must be returned should a person’s association with the firm end. The contents of this document are strictly confidential, and it may not be duplicated, copied, or reproduced in whole or in part, or made available in any form to any outside parties without prior written approval of the Chief Compliance Officer.

CONTENTS

CHAPTER 1: INTRODUCTION AND DEFINED TERMS
A. Background and Purpose	1
B. Questions and Accountability	1
C. Defined Terms	1

CHAPTER 2: GENERAL CONCEPTS
A. Statement of General Principles	4
B. Initial and Annual Acknowledgements	4
C. Reporting Violations of the Code	4
D. Failure to Comply	5
E. Supervision of the CCO	5

CHAPTER 3: INSIDER TRADING
A. Material Non-Public Information	6
B. Policy and Prohibitions	6

CHAPTER 4: PERSONAL TRADING
A. Pre-Clearance Requirements and Procedures	8
B. Other Trading Restrictions	9
C. Reporting	9
D. Restricted List	11
E. Remedial Actions	11

CHAPTER 5: OUTSIDE BUSINESS ACTIVITIES
A. Policy Overview	12
B. Requirements	12

CHAPTER 6: GIFTS AND ENTERTAINMENT
A. Policy Overview	14
B. Requirements	14
C. Implications of Foreign Corrupt Practices Act	15

CHAPTER 7: POLITICAL CONTRIBUTIONS POLICY
A. Policy Overview	17
B. Requirements	18

CHAPTER 1: INTRODUCTION AND DEFINED TERMS

A.	BACKGROUND AND PURPOSE

This Code is applicable to each of the Firm’s Employees and is intended to govern the activities and conduct of Employees when acting on behalf of the Firm, as well as certain personal activities and conduct. As an investment adviser, the Firm owes its Clients the highest duty of loyalty and relies on each Employee to avoid conduct that is or may be inconsistent with that duty. The Code does not attempt to serve as a comprehensive guide regarding the behavior and actions of Employees, but rather is intended to establish general rules of conduct and procedures applicable to all Employees.

B.	QUESTIONS AND ACCOUNTABILITY

Any questions regarding this Code, or other compliance issues, must be directed to the CCO (see Defined Terms). The CCO is responsible for administering and implementing this Code. All Employees are required to be thoroughly familiar with the Firm’s standards and procedures as described herein.

C.	DEFINED TERMS

To make it easier to review and understand the standards and procedures of this Code, commonly used terms are defined below. Other capitalized terms used herein may be defined elsewhere in the Code or have the meaning given such term under applicable law.

●	“Access Person,” as defined in the Advisers Act means any Supervised Person of the Firm who: (i) has access to non-public information regarding Clients’ investments, including the purchase or sale of Securities; (ii) has access to non-public information regarding the portfolio holdings of any Client; (iii) is involved in making investment and Securities recommendations to the Clients; (iv) has access to such recommendations that are non-public; or (v) is a director, officer or partner of the Firm. the Firm has deemed all Employees to be Access Persons.

●	“Advisers Act” means the Investment Advisers Act of 1940, as amended.

●	“Automatic Investment Plan”: means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan or “DRIP.”

●	“Beneficial Ownership” in Securities means a direct or indirect pecuniary interest in the Securities held or shared directly or indirectly through any contract, arrangement, understanding, relationship or otherwise. An Employee is presumed to be a Beneficial Owner of Securities that are held by his or her immediate family members sharing the Employee’s household or to whom the Employee provides material financial support.

●	“Chief Compliance Officer” or “CCO” means Randolph Cohen or such other person as may be appointed from time to time. In certain circumstances, it may be appropriate for the CCO party to assign his or her duties to one or more qualified persons or third-party providers (aka, a capable “designee”). Therefore, any assignment of duties or responsibilities specified in the Code should be considered to apply to the CCO and his or her designee. For example, the statement, “the CCO will review all holdings reports” should be taken to mean that the “CCO or his designee” will review such reports.

INTRODUCTION AND DEFINED TERMS CODE OF ETHICS	PAGE 1 DECEMBER 11, 2024

●	“Client” means any entity to which the Firm provides investment advisory or management services, including each private investment Fund and all SMAs (if applicable), collectively.

●	“Compliance Monitoring System” means any electronic software, tool, or app used by the Firm at any given time to maintain and monitor compliance with certain Firm policies. The CCO determines the appropriate use case for the system which may include, but is not limited to the facilitation of attestations, acknowledgements, disclosures, reporting, and pre-approval activities as well as any correlated compliance procedures. In limited circumstances when the system is not reasonably available (or as otherwise determined appropriate by the CCO), use of email or hard copy forms are permissible alternatives, so long as what’s submitted contains all required information.

●	“Covered Accounts” means a personal investment or trading account of an Employee and certain other related accounts. Specifically, Covered Accounts includes: (i) trusts for which an Employee acts as trustee, executor, Client custodian or discretionary manager; (ii) accounts for the benefit of the Employee’s spouse or minor child; (iii) accounts for the benefit of a relative living with the Employee; and (iv) accounts for the benefit of any person to whom the Employee provides material financial support. A Covered Account may also include an investment or trading account over which an Employee exercises control or provides investment advice or a proprietary investment or trading account maintained for the Firm or its Employees.

●	“Covered Associates” of an adviser include (i) any general partner, managing member, or executive officer, or other individual with similar status or function; (ii) any employee who solicits a government entity for the adviser and any person who supervises, directly or indirectly, such employee; and (iii) any political action committee controlled by the adviser or by any such persons described in (i) and (ii). For avoidance of doubt, the Firm has deemed all Employees as Covered Associates.

●	“Crypto Assets” means any “blockchain assets” (i.e., any asset housed on, making use of, or connected to a blockchain through cryptographic ownership, including cryptocurrency coins and “utility” tokens).

●	“Employee” traditionally means a person employed for wages or salary by the Firm. For the purposes of this Code and for ease of reference, Employee means Covered Associates as well as any Supervised Person and any Access Person, who may or may not be employed by the Firm, but who otherwise meets such definitions or the criteria[1] for monitoring.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Exempt Account” means either: (i) a non-discretionary account, where the Employee has no discretionary power, influence, or control with respect to the trading activity within the account; or (ii) an account that is restricted by the terms of the account relationship to holding only cash and Non-Reportable Securities.

●	“Firm” means PEO Partners, LLC and each other affiliate entity under common control, which is engaged in the business of providing investment advisory or management services.

●	“Fund” means any pooled investment vehicle (e.g., a private fund vehicle) to which the Firm provides investment advisory or management services.

●	“Initial Public Offering” or “IPO” means an offering of Securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act (as defined below).

●	“Non-Reportable Securities” see Securities, defined below.

[1]	Occasionally, certain consultants, independent contractors, or others providing services to the Firm will fit the definition of a Supervised or Access Person. Upon engagement and as needed thereafter, the CCO will determine which, if any, non-employees should be captured in the definitions and will decide whether the individual should be subject to all or part of the Code along with a rationale for the determination.

INTRODUCTION AND DEFINED TERMS CODE OF ETHICS	PAGE 2 DECEMBER 11, 2024

●	“Private Placement” or “Limited Offering” means an offering of Securities that is exempt from registration under the Securities Act, pursuant to Section 4(a)(2) or Section 4(a)(5) or pursuant to Rules 504 or 506 of Regulation D. This includes investments in private funds (i.e., hedge, private equity, venture capital, and real estate funds).

●	“Reportable Securities” see Securities, defined below.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Security” or “Securities” means any, or a combination of any, note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof) or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or, in general, any interest or instrument commonly known as a “security” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of or warrant or right to subscribe to or purchase any of the foregoing.

●	“Reportable Securities” Includes all “Securities” except those that are deemed to be “Non-Reportable Securities”, as defined below.

●	“Non-Reportable Securities” includes: (i) direct obligations of the United States federal government; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end registered investment companies (e.g., open-end mutual funds), other than Clients advised or underwritten by the Firm or an affiliate; or, (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by the Firm or an affiliate.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions) or employee of the Firm or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm. For avoidance of doubt, all employees of the Firm are Supervised Persons.

INTRODUCTION AND DEFINED TERMS CODE OF ETHICS	PAGE 3 DECEMBER 11, 2024

CHAPTER 2: GENERAL CONCEPTS

A.	STATEMENT OF GENERAL PRINCIPLES

Pursuant to Section 206 of the Advisers Act, the Firm owes a fiduciary duty to any entity to which the Firm provides investment advisory or management services, including its Clients. The fiduciary duty owed to Clients should pervade all investment-related activities of all Employees, personal as well as professional. Put simply, fiduciary duty means the interests of the Firm’s Clients come before the Firm’s interests or any Employee’s interests. Each Employee’s professional activities and personal investment activities must be consistent with this Code and avoid any actual or potential conflict between the interests of Clients and those of the Firm or the Employee.

In consideration of the foregoing, the Firm requires that all Employees conduct the business affairs of the Firm in accordance with the highest principles of business ethics, and avoid any situation that might (i) present, or appear to present, any actual or potential conflict of interest with the interests of Clients; or (ii) compromise or appear to compromise, their ability to exercise fully their independent best judgment for the benefit of the Clients. This Code has been established in furtherance of these objectives.

Employees must comply fully with both the letter and spirit of this Code and the principles described herein. Moreover, Employees are broadly required to comply with all applicable securities laws, rules and regulations and must promptly report any suspected violations to the CCO. Employees should also promptly report to the CCO any situation or circumstance which may give rise to a conflict of interest. For more information on conflicts, please refer to the Conflicts of Interest section of the Firm’s Compliance Manual.

B.	INITIAL AND ANNUAL ACKNOWLEDGEMENTS

The Code is an integral part of the Firm’s compliance program. The Code may be revised and supplemented from time to time by the CCO.

It is the responsibility of each Employee to adhere to all applicable policies and procedures set forth herein. Upon hire, each Employee is required to certify that he or she has received a copy of the Code and that he or she has read, understands, and agrees to abide by the Code’s provisions. Thereafter, each Employee will, no less than annually, reaffirm, among other things, that he or she continues to abide by the Code’s provisions and that he or she has remitted all requisite reporting. Such certifications are to be completed via the Firm’s Compliance Monitoring System.

C.	REPORTING VIOLATIONS OF THE CODE

Employees must promptly report any violations of the Code to the CCO. Any violations reported to, or independently discovered by the CCO, will be reviewed, investigated, and addressed expeditiously. The CCO is empowered to take all such other and further actions necessary to substantiate such report (or discovery) and to determine an appropriate resolution.

All reported Code violations will be treated confidentially, consistent with the need to conduct an adequate investigation. Any retaliation for reporting a violation of the Code will constitute a further violation of the Code, as well as a possible violation of the anti-retaliation provisions of the SEC’s Whistleblower Rule (Section 21F of the Exchange Act). For more information, please refer to the “Whistleblower Policy” in the Firm’s Compliance Manual.

GENERAL CONCEPTS CODE OF ETHICS	PAGE 4 DECEMBER 11, 2024

D.	FAILURE TO COMPLY

Failure to comply with the Code may result in stringent penalties, in addition to disciplinary actions up to and including termination of employment. The CCO will determine what disciplinary and remedial action is warranted, taking into consideration the relevant facts and circumstances, including the severity of the violation, possible harm to the Clients and Fund investors and whether the Employee has previously violated this Code or otherwise engaged in any improper conduct. The CCO may consult with Firm management2, outside counsel, or consultants to make such determinations; however, the decision whether to impose disciplinary action or remedial measures and sanctions, and the nature of such disciplinary actions or remedial measures and sanctions, ultimately rests with the CCO.

For avoidance of doubt, Employees may not take actions indirectly that, if done directly, would be in violation of this Code, such as executing, directing, coordinating, or soliciting an activity through any family members, friends, or any other person that is prohibited or requires disclosure or pre-approval. Such actions will be deemed as failure to comply with the Code.

E.	SUPERVISION OF THE CCO

The CCO, also an Employee, is subject to the Code’s requirements. The COO or her designee is responsible for supervising the Personal Trading, Outside Business, Gifts and Entertainment, and Political Contribution activities of the CCO. This person ensures that the CCO complies with any disclosures, pre-approvals, or reporting (including the receipt and review of such items), and any other requirements mandated to Employees.

[2]	“Management” generally means the executive leadership of the Firm, including the Co-Chief Executive Officers and Chief Operating Officer.

GENERAL CONCEPTS CODE OF ETHICS	PAGE 5 DECEMBER 11, 2024

CHAPTER 3: INSIDER TRADING

A.	MATERIAL NON-PUBLIC INFORMATION

In the course of their duties, Employees may be required to deal with highly confidential or sensitive information. The misuse of such information, which is also known as material non-public information (“MNPI” as defined below), may violate federal and state securities laws as well as other regulatory and/or contractual requirements. Such misuse may also damage the reputation and financial position of the Firm and its Employees and therefore must be avoided.

For information to be considered as material non-public or “MNPI” it means the information meets each criterion below:

●	“Material” information is generally defined as information that a reasonable investor would likely consider important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that should be considered material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments. Material information does not have to relate to a company’s business; it can be significant market information.

●	“Non-Public” information is non-public unless it has been effectively communicated to the marketplace (i.e., generally disseminated to the public). For example, information found in a report filed with the SEC or appearing in Dow Jones, The Wall Street Journal or another publication of general circulation is considered public.

B.	POLICY AND PROHIBITIONS

Trading while in possession of MNPI is generally known as “insider trading.” Insider trading is not explicitly defined in securities laws; however, it has been interpreted to mean trading on the basis of MNPI for profit or to avoid loss. Securities laws have been interpreted to prohibit trading while in possession of MNPI, whether received directly or indirectly or communicating MNPI to others in breach of duty. For example, case law concerning insider trading generally prohibits:

●	Purchase or sale of securities by an insider, on the basis of MNPI;

●	Purchase or sale of securities by a non-insider, on the basis of MNPI where the information was disclosed to the non-insider in violation of an insider’s duty to keep the information confidential or was misappropriated; or

●	Communication of MNPI in violation of a confidentiality obligation, whether written or unwritten, where the information leads to a purchase or sale of securities.

INSIDER TRADING CODE OF ETHICS	PAGE 6 DECEMBER 11, 2024

All Employees are forbidden from trading for the Firm, on behalf of the Clients, oneself or for others on the basis of MNPI. Furthermore, communicating MNPI to others is expressly forbidden, except (i) to the CCO; and (ii) in the ordinary course of Firm business, such as to select Employees, legal counsel, financing sources, accountants, consultants or advisors or others engaged in the Firm’s business, but only as specifically required by the duties of the Firm or the work responsibilities of the Employee. This policy extends to activities both associated with and outside an Employee’s relationship with the Firm.

Employees are required to notify the CCO immediately if they come into possession of MNPI. If uncertain about such possession or the composition of MNPI, Employees must consult with the CCO. Employees should also remember that certain information obtained by the Firm that does not constitute “inside” information still constitutes confidential information that must be protected by Employees in accordance with other Firm policies.

Violations of this policy may result in stringent penalties, in addition to disciplinary actions that may be taken by the Firm. Employees may face monetary penalties of up to three times the illicit profits gained, or losses avoided, as well as disgorgement of profits or losses avoided from such transactions, bars from the securities industry and/or incarceration. In addition, the Firm may face monetary penalties and reputational damage.

INSIDER TRADING CODE OF ETHICS	PAGE 7 DECEMBER 11, 2024

CHAPTER 4: PERSONAL TRADING

Rule 204A-1 under the Advisers Act requires the Firm’s Code to impose certain restrictions on the personal securities trading of Access Persons and their Covered Accounts. Such restrictions include obtaining pre-approval for certain trades or private transactions and reporting certain trading activities and Securities holdings.

Personal trading activities must avoid any conflict or perceived conflict with the interests of the Firm, the Clients and Fund investors. Pursuant to the Rule, the following Personal Trading Policy is designed to prevent potential legal, business, or ethical conflicts and to minimize the risk of unlawful trading in any Covered Account and guard against the misuse of confidential information.

Additionally, during the business day, Access Persons are expected to devote their time to the Firm’s advisory business. Excessive personal trading that would distract Access Persons from their daily work responsibilities is discouraged and monitored for.

A.	PRE-CLEARANCE REQUIREMENTS AND PROCEDURES

REQUIREMENTS

Personal trading for any Covered Account must not be executed without first obtaining the necessary permission, as required. The direct or indirect purchase, sale, acquisition, or disposition of Beneficial Ownership in the following requires pre-approval from the CCO:

●	Reportable Securities

●	Private Placements (i.e., hedge fund or private equity fund, etc.)

●	Initial Public Offering

●	Issuers/Securities appearing on the Restricted List

The pre-approval requirement do not apply to: (i) purchases or sales in any Non-Reportable Securities or in any CCO confirmed Exempt Accounts; (ii) purchases that are part of any broker-assisted dividend reinvestment plan, (iii) direct investment program; (iv) purchases effected upon the exercise of rights issued by an issuer or company pro-rata to all holders of a class of Securities to the extent such rights were acquired from such issuer or company or the sale of such rights; (v) purchases or sales of ETFs, other than ETFs advised or subadvised by the Firm; (vi) closed-end tax advantaged funds; (vii) brokerage certificates of deposit; (vii) foreign exchange cash transactions; (viii) U.S. Municipal Bonds; and (ix) transactions thorough an established Automatic Investment Plan.

PROCEDURES

The Compliance Monitoring System is to be utilized for requests, approvals, or denials, and for related recordkeeping. When submitting requests, Access Persons may be required to certify that they do not possess MNPI or have any other reason preventing them from engaging in the requested transaction.

The CCO will promptly review and respond to Access Persons requested transactions and they will be assessed on a case-by-case basis. If pre-approval for a transaction is granted, the transaction must be executed within one day of approval. If the transaction is not executed or is only partially executed within the approved timeframe, a new pre-approval request must be submitted to the CCO prior to executing or continuing the transaction.

PERSONAL TRADING CODE OF ETHICS	PAGE 8 DECEMBER 11, 2024

The CCO may request additional information from an Access Person when considering whether to approve a transaction. For instance, when determining whether to approve a Private Placement or Limited Offering transaction, the CCO will consider, among other factors: (i) whether any Client has any foreseeable interest in purchasing the security or whether the opportunity should otherwise be reserved for or first offered to Clients; (ii) whether the investment is being offered to the Access Person by virtue of his or her position with the Firm; and

(iii) whether notice to the Clients and Fund investors is necessary.

All pre-approval requests for personal Securities transactions and their respective approvals or denials, are to be kept confidential. Access Persons are prohibited from disclosing such information to other Access Persons.

B.	OTHER TRADING RESTRICTIONS

No Access Person may engage in what is commonly known as “frontrunning” or “scalping,” i.e., buying or selling securities in a Covered Account, prior to Clients, to benefit from any price movement that may be caused by Client transactions or the Firm’s recommendations regarding the Security. No Access Person may buy or sell a Security when he or she knows the Firm is actively considering the Security for purchase or sale (as applicable) in Client accounts. Access Person transactions in options, derivatives or convertible instruments that are related to a transaction in an underlying security for a Client are subject to the same restriction.

Unless otherwise approved, in writing, by the CCO, the Access Person must also comply with the additional trading constraints below:

●	Significant Holdings. An Access Person may not purchase more than 1.0% of the outstanding shares of any publicly traded company;

●	Blackout Period. The Firm will evaluate whether to implement blackout periods based on its expected timing and implementation of investment strategies for clients including any Funds.

C.	REPORTING

Each Access Person must submit the following reports (via the Compliance Monitoring System) to the CCO for all Covered Accounts and Reportable Securities:

INITIAL AND ANNUAL ACCOUNTS AND HOLDINGS REPORTS

Upon hire and no less than annually thereafter, Access Persons are required to report to the CCO, all Covered Accounts, the Reportable Securities held in these accounts, and any investment positions held outside an account such as Private Placements.

No later than 10 days after employment commences, new Access Persons must report all Reportable Securities holdings in Covered Accounts. Initial holdings reports must be current as of a date not more than 45 days prior to the date the person becomes an Access Person. Annually thereafter, existing Access Persons must provide the Firm with a complete list of Reportable Securities holdings, no later than 45 days after each calendar year end. The Compliance Monitoring System is to be utilized for initial and ongoing disclosures of Covered Accounts.

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All Reportable Securities holdings reports must contain, at a minimum: (i) the title and type of Security and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Security in which the Access Person has any direct or indirect Beneficial Ownership; (ii) the name of any broker, dealer or bank with which the Access Person maintains an account in which any Securities are held for the Access Person’s direct or indirect benefit; and (iii) the date the Access Person submits the report.

Exempt Accounts

Any account in which an Access Person believes is an Exempt Account should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether or not it qualifies as an Exempt Account. The CCO may ask for additional documentation when making the determination, such as a copy of the Automatic Investment Plan or the discretionary account management agreement, and/or a written certification from the unaffiliated investment adviser, The CCO is entitled to periodically request reports on holdings and/or transactions made in any Exempt Accounts.

QUARTERLY TRANSACTION REPORTS

On a quarterly basis, Access Persons must also disclose Reportable Securities transactions in Covered Accounts. Quarterly transaction reports must contain at least the following details for each completed transaction during the period: (i) the transaction date, the title and, as applicable, the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each involved; (ii) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (iii) the price of the Reportable Security at which the transaction was effected; (iv) the name of the broker, dealer or bank with or through which the transaction was effected; and (v) the date that the report is submitted.

Reports must be received no later than 30 days after the end of each calendar quarter and to facilitate reporting, Access Persons are required to have their accounts linked3 to the Compliance Monitoring System. Transactions that do not occur through a broker-dealer (i.e., purchase of a private investment fund) will be reported, via the Compliance Monitoring System, prior to the transaction and upon any subsequent changes.

OTHER REPORTING REQUIREMENTS

Unless otherwise approved in writing by the CCO, Access Persons must also promptly notify the CCO upon the opening, closing, or renaming of a Covered Account or an Exempt Account.

REVIEW OF REQUIRED REPORTING

No less than quarterly, or at any other time as may be prudent, the CCO will review Access Persons’ personal trading activities. If the CCO identifies violations of these policies, unusual or concerning trading patterns, or personal trading that presents actual or potential conflicts of interest, appropriate remedial action will be taken.

[3]	Access Persons must submit any access or authorization instructions to brokers to facilitate the link

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D.	RESTRICTED LIST

OVERVIEW

A Restricted List refers to the list of Securities in which purchasing or selling is generally prohibited. As noted previously, Employees may not, on their own, or on behalf of Covered Accounts, purchase or sell Securities of issuers or companies that are on the Firm’s Restricted List without CCO pre-approval.

The CCO maintains and periodically updates the Restricted List and considers several factors when determining whether to place a Security on, or to remove a Security from, the list, and may amend the Restricted List as he deems appropriate. The CCO ensures that the Restricted List is available to all Access Persons and Access Persons are required to consult the Restricted List as needed to comply with this policy.

In addition, the Restricted List itself is confidential and may not be disclosed to anyone outside the Firm without the prior consent of the CCO.

LIST CONTENTS

The CCO will maintain the following on the Restricted List: the name of the issuer of the Security; the exchange ticker symbol or CUSIP (if applicable); the date a Security was added; the date such Security is expected to be removed (if known) and the date of removal (as applicable); as well as the rationale for adding or removing the Security.

A Security may be placed on the Firm’s Restricted List for a variety of reasons including, but not limited to:

●	MNPI about an issuer is in the possession of, or the Firm may come into the possession of an issuer’s MPNI;

●	A Firm Access Person is in a position, such as a member of an issuer’s board of directors, that may be likely to cause the Firm or such Access Person to receive MNPI;

●	Firm has executed a non-disclosure agreement or other agreement with a specific issuer that restricts trading in that issuer’s Securities;

●	An Access Person trading in the Security may present a conflict of interest or the appearance of a conflict of interest;

●	An investor relationship that involves a senior officer or director of an issuer of a Security in which the Firm has invested, sometimes known as a “Value-Added Investor”; or

●	For any other reason that warrants a Security be on the Restricted List, as determined by the CCO.

As discussed above, all Access Persons are required to notify the CCO if they believe that they may have come into possession of MNPI about a publicly traded company.

E.	REMEDIAL ACTIONS

The potential for conflicts of interest through personal trading is taken very seriously by the Firm and the Firm reserves the right to prevent purchases or sales of a Reportable Security for any reason it deems appropriate. Failure to comply with personal trading requirements may result in various sanctions or remedial actions, such as: (i) cancellation of personal trading transactions; (ii) restrictions on or suspension of future personal trading; (iii) monetary fines; (iv) disgorgement of profits or prevented losses; or (v) disciplinary actions ranging from reprimands to suspension or termination of employment.

PERSONAL TRADING CODE OF ETHICS	PAGE 11 DECEMBER 11, 2024

CHAPTER 5: OUTSIDE BUSINESS ACTIVITIES

A.	POLICY OVERVIEW

In light of the Firm’s fiduciary obligations to its Clients, and because business activities other than employment at the Firm may give rise to certain conflicts of interest, the Firm has adopted this Outside Business Activities Policy to impose limits on and monitor the nature of the external endeavors and enterprises of its Employees. Employees should avoid situations which place themselves or the Firm at risk of violating their fiduciary duty or creating an appearance of impropriety. Additionally, certain Outside Business Activities (“OBAs”) must be disclosed on particular regulatory filings, further solidifying the importance of such supervision.

As a general matter, OBAs can be any full or part-time activity that an Employee is engaged in outside of their employment with the Firm (whether for profit or not), including but not limited to, service as an officer, director, partner, employee, consultant, or independent contractor with any other organization. A person may be engaged in an OBA if they are: (i) employed by any other person or entity; (ii) receiving compensation from any other person or entity; (iii) serving as an officer, director, or partner of another entity; (iv) providing financial or investment advice to an organization; or (v) serving in a fiduciary capacity (e.g., trustee, executor, or power of attorney) for someone other than a family member.

B.	REQUIREMENTS

Each Employee is required to (i) disclose all OBAs to the CCO upon hire; (ii) seek approval from the CCO before engaging in any new OBA; and (iii) confirm their OBA disclosures annually thereafter. Activities subject to these requirements include, but may not be limited to:

●	Serving as an officer, director, trustee, partner consultant, agent, or employee of another business organization;

●	Participating as a member of a limited liability company or a limited partner of a limited partnership;

●	Serving as a Supervised Person or consultant, a teacher or lecturer, a publisher of articles or a podcast, or radio, or television guest;

●	Entering into arrangements to provide financial advice (e.g., through service on a finance or investment committee) to a private, educational, or charitable or other organization;

●	Being compensated by, or having the reasonable expectation of compensation[4] because of any OBA;

●	Engaging in any business activities that involve a material time commitment; and

●	Involvement with investment activities for charitable or educational organizations.

For avoidance of doubt:

●	No Employee may serve as a director of a publicly held company without prior approval by the CCO, which will be based upon a determination that service as a director would not adversely affect any interest of any Client; and

[4]	Compensation may include, without limitation, as cash or non-cash salaries or bonuses, commissions, fees (i.e., director, board, consulting, finders, and advisory fees), or contingent compensation.

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●	Standard volunteer work at a not-for-profit or charity organization that does not involve providing investment advice, a leadership position or any compensation is permitted and falls outside the scope of an OBA.

The CCO will determine whether permission to engage in an OBA should be granted or denied, based on a consideration of the nature of the outside activity, the number of hours involved, the amount of compensation, the potential conflicts of interest or disclosure obligations, and any other factors that, in the CCO’s discretion, may be relevant.

Unless prior approval is granted by the CCO, the Firm generally does not permit Employees to serve as an officer, partner or employee of another company or business or as a member of the board of directors or trustees of any business organization, other than a civic or charitable organization. These types of positions present particular conflicts of interest and a determination of an Employee’s eligibility to serve in such a position necessarily involves an assessment of whether such service would be consistent with the interests of the Firm or compromise the Employee’s fiduciary duty to the Clients.

Finally, under no circumstances may an Employee represent or suggest that his or her association with an OBA reflects, in any way, the approval by the Firm of that organization, its manner of doing business, or any person connected with such organization or its activities. Employees are also prohibited from using Firm resources (tangible or intangible) in pursuit of an OBA.

OUTSIDE BUSINESS ACTIVITIES CODE OF ETHICS	PAGE 13 DECEMBER 11, 2024

CHAPTER 6: GIFTS AND ENTERTAINMENT

A.	POLICY OVERVIEW

Considering the nature of the Firm’s business, its fiduciary obligations to its Clients, as well as the regulatory environment in which the Firm conducts its business, the Firm has adopted this Gifts and Entertainment Policy. The policy imposes limits on and monitors the nature, value, and quantity of business-related gifts and entertainment. “Business-related” gifts and entertainment are those that the Firm’s Employees give to or receive from a person or firm that: (i) conducts business with or provides services to the Firm or a Fund; (ii) may do business or is being solicited to do business with the Firm or a Fund; or (iii) is associated with an organization that conducts or seeks to conduct business with the Firm or a Fund (collectively, “Business Relationships”). In addition, Employees may not make Business Relationship referrals if the Employee may personally benefit in any way, including, but not limited, being directly or indirectly compensated.

This policy is not intended to prevent Employees from giving or receiving gifts or entertainment. It is intended to ensure that giving and accepting gifts or entertainment is not abused and does not compromise the integrity, objectivity, or fiduciary responsibilities of the Firm or its Employees, or create an appearance of impropriety, or raise potential conflicts of interest. For avoidance of doubt, gifts and entertainment between Employees are not subject to the guidelines set forth below.

If there is any question as to the scope or proper application of this policy, Employees should consult with the CCO. Employees should also note that, for purposes of this policy and its referenced thresholds, the value of the Gift or Entertainment is the greater of the cost or the fair market value.

B.	REQUIREMENTS

OFFERING AND ACCEPTING GIFTS

A “Gift” refers to any object or thing of value provided for the recipient’s personal use or enjoyment. If, for example, the giver of tickets for an event does not intend to be present at such event, then the tickets will be deemed a gift. Employees may offer or accept business-related Gifts of up to $250 in value per individual Gift to or from any Business Relationship, without the prior written approval of the CCO. For individual Gifts that exceed this threshold, Employees must request approval via the Firm’s Compliance Monitoring System upon receipt of or prior to offering such Gift.

GIFTS AND ENTERTAINMENT CODE OF ETHICS	PAGE 14 DECEMBER 11, 2024

OFFERING AND ACCEPTING ENTERTAINMENT

“Entertainment” refers to legitimate business-related5 meals, sporting events, concerts, or other entertainment events in which the giver participates or intends to participate with the recipient (e.g., accompanies the recipient of baseball tickets to the game). Employees may offer or accept business-related Entertainment of up to $400 per person in value to or from any Business Relationship, without the prior written approval of the CCO. For Entertainment that exceeds this threshold, Employees must request approval via the Firm’s Compliance Monitoring System upon receipt of or prior to offering such Entertainment. Employees are expected to use professional judgment in entertaining and being entertained by a Business Relationship. If there is any question as to whether a specific entertainment event can be accepted or given, the CCO should be consulted.

Employees may attend seminars or conferences sponsored or paid for by a Business Relationship, if attendance is not so costly, or the event so lavish as to raise potential conflicts. If there is any question as to whether such an event may raise conflict of interest issues, the CCO should be consulted. The CCO will determine if the Firm should pay some or all the Employee’s cost of attendance.

ADDITIONAL RESTRICTIONS AND PROHIBITIONS

No Gift or Entertainment should ever be accepted with the expectation of any quid pro quo from the Firm or a Fund or any Employee. Employees are also prohibited from giving, and must tactfully refuse, any gift of cash, gift certificate or cash equivalent.

Additionally, Employees may not make referrals to service providers if the Employee expects to personally benefit in any way from the referral. If an Employee has a personal relationship with any Employee of a service provider to the Firm or any Fund, the CCO must be informed.

Finally, while this policy is not intended to impede legitimate charitable fundraising activities, Employees should contact the CCO with questions regarding how this policy may impact Business Relationships and the giving or receiving of charitable contributions, including whether the Firm’s name may be associated with the contribution.

C.	IMPLICATIONS OF FOREIGN CORRUPT PRACTICES ACT

The U.S. Foreign Corrupt Practices Act (the “FCPA”) generally6 prohibits the payment of bribes to foreign officials to assist in obtaining or retaining business and essentially makes it a crime for any U.S. person, business, or employee to offer/provide (directly or through a third-party) anything of value to a foreign government official with intent to influence or to gain an unfair advantage. Employees should know that the standard for intent is quite low. Intent/knowledge is usually inferred from the fact that the bribery took place and cases have shown that “willful blindness” is no excuse.

[5]	Legitimate business entertainment generally means (a) business matters are being discussed or are planned to be discussed; (b) persons relevant to the business relationship are the ones participating or attending (i.e., it should make sense that the giver and receiver are the people engaging in the entertainment); and (c) it’s arguably within the normal course of business (doesn’t stand out as unordinary).

[6]	The FCPA includes a number of provisions, including certain accounting and transparency requirements, however the most relevant to Employees are the anti-bribery provisions.

GIFTS AND ENTERTAINMENT CODE OF ETHICS	PAGE 15 DECEMBER 11, 2024

When transacting business internationally, the FCPA assumes there are a number of ways to obtain an unfair advantage. Accordingly, the FCPA aims to mitigate those risks through the breadth of its definitions, the application of its rules, and considerable consequences for violations. For example, “Government Official” is defined broadly and includes foreign officials, political parties, political officials, or candidates for political office. It also includes any officer or employee of a foreign government or any department, agency, or instrumentality, not just those in senior positions. “Instrumentality” encompasses a number of government-owned or controlled entities that perform a function the controlling government treats as its own. A number of factors are used to determine if a business functions as a government entity.

“Agents” include third-party agents, consultants, distributors, and joint venture partners, among others. “Intermediary” can be any third party who assists the company in some aspect of its foreign business. Additionally, there is no concept of “materiality” in the FCPA, which means the value of the gift or service given is not a factor in deciding whether sanctions will be imposed. Finally, the sanctions for FCPA violations can be significant. Companies and individuals that violate the FCPA may have to disgorge their ill-gotten gains plus pay prejudgment interest and substantial civil penalties and/or serve prison time. Companies may also be required to engage an independent consultant to remediate and/or supervise their activities.

Unless otherwise pre-approved in writing by the CCO, Employees are prohibited from directly or indirectly paying or giving, offering, or promising to pay, authorizing, or approving such offer or payment of any funds, gifts, services, or anything else of any value to any foreign government official or instrumentality (as defined under the FCPA) for any Firm-related reasons. This includes payments to any agents or intermediaries of the Firm who could potentially interact with and pass on (or offer) payments to a foreign official. Due to the complex nature and stringent enforcement of the FCPA, the Firm’s policy applies to all such payments, gifts, services or items of value, no matter how small, or seemingly insignificant.

Because of the complexity of the FCPA rules and potential consequences, Employees must inform the CCO prior to any meetings with the categories defined above. Any questions or concerns regarding foreign business activities should be brought to the CCO.

GIFTS AND ENTERTAINMENT CODE OF ETHICS	PAGE 16 DECEMBER 11, 2024

CHAPTER 7: POLITICAL CONTRIBUTIONS POLICY

A.	POLICY OVERVIEW

Rule 206(4)-5 under the Advisers Act (the “Pay-to-Play Rule”) addresses practices commonly known as “pay-to- play,” where an investment adviser or its Covered Associates directly or indirectly make contributions or other payments to certain U.S. public officials or candidates for office with the intent of generating investment advisory business. Violations of the Pay-to-Play Rule can have serious implications. Specifically, the Firm can be precluded from managing money for a U.S. state or local government entity (i.e., it may prevent the management of certain Client accounts or restrict certain investors from investing in the Funds or may be required to return fees received or waive fees to be received from such government entity for up to two years.

The Political Contributions Policy places certain restrictions and obligations on Access Persons in connection with their Political Contributions and Solicitation Activities (each as defined herein) and is designed to ensure that Access Persons do not violate the Pay-to-Play Rule. In addition, other state, or local laws, may require an Access Person or third-party engaged by the Firm to register as a lobbyist. State or local laws also generally limit the amount of Political Contributions that advisers and their Access Persons may make to officials, candidates, political parties, and political action committees. This policy also governs all Political Contributions made in the Firm’s name or on the Firm’s behalf.

If there is any question as to the scope or proper application of the Political Contributions Policy, Access Persons should consult with the CCO.

DEFINITIONS

For purposes of this Political Contributions Policy, the following definitions apply:

●	“Official” means any person (including any election committee for such person) who was, at the time of a contribution, an incumbent, candidate or successful candidate for elective office of a U.S. government entity, if the office (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity, or (ii) has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity.

●	“Government entity” includes any state or political subdivision of a state, its agencies and instrumentalities, any pool of assets sponsored or established by any of the foregoing, and any participant-directed investment program or plan sponsored or established by any of the foregoing.

POLITICAL CONTRIBUTIONS POLICY CODE OF ETHICS	PAGE 17 DECEMBER 11, 2024

●	“Political Contribution” means a contribution to any candidate or Official for federal, state, or local public office. Specifically, a Political Contribution is any gift, subscription, loan, advance, deposit of money or thing of value made for the purpose of supporting a candidate for or influencing an election to office. This includes, for example, repaying a candidate’s campaign debt incurred in connection with any such election or paying the transition or inaugural expenses of the successful candidate for any such election. Political Contribution also captures “in-kind”[7] and monetary contributions to a candidate or Official, as well as indirect contributions (e.g., contributions made at the behest of an Access Person through a family member or friend), and contributions or payments made to political action committees and state or local political parties. Donations of time alone are generally not considered to be contributions.

●	“Political Fundraising” means to fundraise in support of a candidate and/or communicate, directly or indirectly, for the purpose of obtaining, arranging, or influencing a Political Contribution or otherwise facilitating the Political Contributions made by other parties.

●	“Political Action Committee” or “PAC” means an organization that raises money privately to influence elections or legislation.

●	“Related Party” means any family member living in the same household.

●	“Solicitation Activity” means coordinating, or soliciting any person or PAC to make, any (i) Political Contributions; or (ii) payments to a political party of a state or locality where the Firm is providing or seeking to provide investment advisory services to a Government Entity.

B.	REQUIREMENTS

PROHIBITED ACTIONS

This Political Contributions Policy bars any direct or indirect Political Contributions by the Firm or its Access Persons to any Officials that are intended to or may appear as an intention to influence an investment decision (e.g., the awarding of investment management contracts) or to otherwise conduct business with the Firm and its Clients. Moreover, all requests for Political Contributions to be made on behalf of or in the name of the Firm should be directed to the CCO.

Use of the Firm’s name in association with Political Fundraising literature for an Official of a Government Entity or sponsoring a meeting, conference, or other event that: (i) features an Official as an attendee or guest speaker and (ii) that involves fundraising for the Official is not permitted without the express written consent of the CCO.

Finally, the Firm prohibits incurring politically related expenses, the types of which should be broadly construed by Employees. Generally, Employees may not use personal or Firm funds to make Political Contributions or to engage in Political Fundraising8 on behalf of or in the name of the Firm, and the Firm will not reimburse any Political Contribution made by any Employee.

[7]	A non-monetary contribution. Most commonly, goods or services (meeting or event space, catering, etc.) offered free or at less than the usual charge.

[8]	Includes, without limitation, the cost of the facility and refreshments, administrative expenses and the payment or reimbursement of any of the government Official’s expenses for hosting an event described in the preceding paragraph.

POLITICAL CONTRIBUTIONS POLICY CODE OF ETHICS	PAGE 18 DECEMBER 11, 2024

EMPLOYEE CONTRIBUTIONS

The Political Contributions Policy places certain restrictions and obligations on Access Persons in connection with their individual Political Contributions and Solicitation Activities.

Access Persons are required to disclose Political Contributions made by themselves and their Related Parties, within the past 2 years at the time of hire and annually / quarterly thereafter. Access Persons and their Related Parties, may make Political Contributions of up to $350 per election per candidate if the contributor is entitled to vote for the candidate, and up to $150 per election per candidate if the contributor is not entitled to vote for the candidate. Political Contributions exceeding these amounts must be pre-approved by the CCO. Additionally, Access Persons and their Related Parties must receive permission prior to engaging in any Solicitation Activity on behalf of any political candidate, Official, party or organization.

For avoidance of doubt, this policy does not prohibit or require pre-approval of Political Contributions to incumbents in or candidates for national office except those who currently hold a state or local office.

ADDITIONAL PROCEDURES

The Compliance Monitoring System is to be used for all disclosures and pre-approval matters. For pre-approval requests, the CCO will determine whether a request should be granted or denied, based on a number of considerations, including: (i) if the contributor is permitted to vote for the candidate; (ii) if the Official is directly or indirectly responsible for or can influence the outcome of the hiring of an investment adviser by a Government Entity; (iii) whether the contribution could adversely affect the Firm’s ability to obtain or retain public pension plans or other Government Entities as Clients or investors in its Funds; (iv) other state, local and plan restrictions; and

(v) any other factors that, in the CCO’s discretion, may be relevant.

If approval of a Political Contribution is granted, such contribution should be made within 5 business days.

The CCO keeps all records associated with this policy, including but not limited to a summary of the rationale used to approve or deny a pre-approval request.

CHARITABLE CONTRIBUTIONS DISTINGUISHED

This policy is not intended to impede legitimate, charitable fundraising activities. Contributions to a charity are not considered Political Contributions unless made to, through, in the name of, or to a fund controlled by a federal, state, or local candidate or Official.

INTERNATIONAL CONTRIBUTIONS

In accordance with certain non-U.S. rules and regulations (such as, the FCPA and the UK Bribery Acts), Political Contributions by the Firm or its Access Persons to politically connected individuals or entities, anywhere in the world, with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

POLITICAL CONTRIBUTIONS POLICY CODE OF ETHICS	PAGE 19 DECEMBER 11, 2024